October 8, 2024

Matthew Mills
President
Med-X, Inc.
8236 Remmet Avenue
Canoga Park, CA 91304

        Re: Med-X, Inc.
            Offering Statement on Form 1-A
            Filed October 3, 2024
            File No. 024-12516
Dear Matthew Mills:

        Our initial review of your offering statement indicates that it fails in material respects to comply with numerous requirements of Regulation A and Form 1-A. More specifically, we note that your filing was made more than nine months after the most recently completed fiscal year end, but it does not include interim financial statements for the six-month period ended June 30, 2024. Also, we note that Management's Discussion and Analysis of Financial
Condition and Results of Operation is not included in the filing.

       We will provide more detailed comments relating to your offering statement following our review of a substantive amendment that addresses these deficiencies.

        Please contact Joe McCann at 202-551-6262 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Life
Sciences
cc:   Jesse Blue, Esq.